TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Extends Fazenda Mine Life by Seven Years with
Updated Mineral Reserve and Mineral Resource Estimate

January 7, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that an updated Mineral Reserve and Mineral Resource estimate effective June 30, 2024 for its Fazenda Mine ("Fazenda") has extended the Fazenda mine life to 2033. Fazenda has been operating in Bahia State, Brazil since 1984 as a combined underground and open pit mine.

Highlights

  Fazenda Mineral Reserves increased 142% to 763 thousand ounces ("koz") of contained gold, extending the Fazenda mine life to 2033 at the current throughput rate of 3,400 tonnes per day. This increase is net of 242 koz of mining depletion since the previous Mineral Reserve update in 2021
  Fazenda Measured and Indicated Mineral Resources increased 418% to 1.524 million ounces ("Moz") of contained gold, exclusive of Mineral Reserves and net of Mineral Resource conversion
  Fazenda Mineral Reserve and Mineral Resource average grades increased 22% and 25%, respectively

Scott Heffernan, EVP Exploration of Equinox Gold, stated: "Results from focused exploration at Fazenda over the last three years have exceeded our expectations, delivering significant mine life extension and resource growth net of mining depletion. The success of these efforts now provides a foundation on which to evaluate potential expansion opportunities at the Fazenda Mine. Future exploration programs will continue to evaluate underground and open pit opportunities in the immediate area of the Fazenda property as well as assess regional potential in the greenstone belt that extends to Equinox Gold's Santa Luz Mine to the north."

The Company continues to see significant exploration potential at Fazenda and has approved a 60,000 m diamond drill program for 2025 that will focus on Mineral Reserve replacement and additional near-mine resource growth.

Fazenda Mineral Reserve and Mineral Resource Update

The Fazenda Mineral Reserve and Mineral Resource update incorporates 197,098 metres ("m") (1,599 holes) of drilling completed from January 1, 2021 to December 31, 2023 and includes additional geotechnical information, updated mining costs and an updated gold price for the mine design. The increased drilling density supported an update to the geologic model with significantly improved connectivity between the mineralized horizons, particularly within the Canto Unit, that were previously modeled only as isolated, local zones. The updated mine plan includes contributions from nine open-pit and three underground mining areas (Figure 1).

Fazenda Proven and Probable Mineral Reserves at June 30, 2024 are estimated at 13.2 million tonnes ("Mt") grading 1.80 grams per tonne ("g/t") gold for 763 koz of contained gold (Table 1), a 142% increase, net of mining depletion, over the previous estimate in 2021.

Fazenda Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, are estimated at 21.4 Mt grading 2.21 g/t gold for 1.524 Moz of contained gold, representing a 418% increase over the previous estimate net of resource conversion. Inferred Mineral Resources have increased by 68% to 4.7 Mt grading 1.77 g/t gold for 266 koz of contained gold. New open pit deposit areas include Barrocas Southwest, Papagaio, and Raminhos.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Table 1: Fazenda Mineral Reserve Estimate at June 30, 2024

Category	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Proven
Underground	1,935	1.99	124
Open Pit	10,358	1.79	595
Subtotal Proven	12,293	1.82	719
Probable
Underground	462	1.90	28
Open Pit	386	1.27	16
Stockpile	20	0.99	1
Subtotal Probable	868	1.60	45
Total Proven & Probable	13,161	1.80	763

Notes: CIM Definition Standards (2014) were followed for Mineral Reserves. Mineral Reserves are reported at a cut-off grade of 1.36 g/t Au for underground stoping and 0.43 g/t for development, and a cut-off grade of between 0.54 and 0.66 g/t Au for open pits. Mineral Reserves are estimated using an average long-term gold price of $1,500/oz for open pits and $1,800/oz for underground, at an exchange rate of R$4.80: US$1.00. A minimum mining width of 2.0 m was used for underground Mineral Reserves. The Qualified Person ("QP") for open pit is David Warren, P.Eng., of AMC Mining Consultants (Canada) Ltd. The QP for underground is Dominic Claridge, FAusIMM, of AMC Consultants (UK) Limited. Mineral Reserves include dilution and mining recovery. Numbers may not compute exactly due to rounding.

Table 2: Fazenda Mineral Resource Estimate (Exclusive of Reserves) at June 30, 2024

	Category	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Open Pit	Measured	5,772	1.80	334
	Indicated	698	1.23	28
	M&I	6,470	1.74	361
	Inferred	2,593	1.35	113
Underground	Measured	12,646	2.49	1,014
	Indicated	2,302	2.01	149
	M&I	14,948	2.42	1,163
	Inferred	2,088	2.29	154
Total Fazenda Resource	Measured	18,418	2.28	1,348
	Indicated	3,000	1.83	176
	M&I	21,418	2.21	1,524
	Inferred	4,681	1.77	266

Notes: The CIM Definition Standards (2014) were followed for the classification of Mineral Resources. Mineral Resources are reported exclusive of Mineral Reserves. Open pit Mineral Resources are reported within conceptual pit shells at a cut-off grade of 0.5 g/t Au, based on a gold price of $1,700/oz, mining cost of $1.79/t to $2.70/t, processing cost of $14.60/t, G&A cost of $4.69/t, recovery of 75% to 90%, and an exchange rate of R$4.80:US$1.00. Underground Mineral Resources are reported within conceptual stope shapes based on a gold price of $2,000/oz, mining cost of $36.20/t, processing cost of $14.60/t, G&A cost of $4.69/t, recovery of 86% to 90%, a cut-off grade of 1.0 g/t Au, and an exchange rate of R$4.80:US$1.00. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Benoit Poupeau, FAusIMM (CP), a QP as defined by NI 43-101, who is independent of Equinox Gold, prepared this Mineral Resource estimate. Totals may not sum precisely due to rounding.

The current mine plan includes contributions from nine open-pit and three underground mining areas, as shown in Figure 1. The CLX and Canto 2 open pit and underground deposits host 75% of the Mineral Reserve and 85% of the Mineral Resource. The 2025 exploration program will primarily focus on the underground potential in the main CLX area, as well as testing the continuity and depth potential of the new Barrocas SW, Papagaio and Raminhos open pits.

Figure 1: Mineral Reserve and Mineral Resource Map of Fazenda Mine

Fazenda Geologic Model Update

Gold mineralization at Fazenda is hosted in and around veins that are present in several horizons. These include the upper and lower CLX horizons, which are the primary historical ore sources and are hosted in the Fazenda Brasileiro Unit, which is a hydrothermally altered metagabbro sill. Beneath this is the Canto Unit, a thick series of metasediments intercalated with metabasalt flows and felsic volcaniclastics, which host additional gold-mineralized vein networks that are significantly underexplored relative to the CLX horizons. Drilling over the past three years has focused on stepping out from the CLX ore zones and extending drill holes into the Canto Unit. Several years of infill and exploration drilling, combined with detailed geologic and structural re-logging, have enhanced the understanding and interpretation of the deposit. Geological evidence indicates the continuity of mineralized bodies along both strike and dip, which allowed a revision of the geological interpretation. This reinterpretation provided a foundation for updating the block model and subsequently the estimation of Mineral Resources and Mineral Reserves in the CLX and Canto Sequences within the Fazenda Brasileiro unit. The CLX zone is now modeled as a cohesive geologic feature, acknowledging its continuity along strike and dip, rather than smaller individual zones. The sub-parallel gold-mineralized zones within the Canto Unit have also been re-interpreted using the same approach, adding significantly to the size and extent of mineralization.

Figure 2 shows a schematic cross section of Fazenda in the CLX deposit area, highlighting the CLX mineralized zones and the addition of the Canto mineralized zones.

Figure 2: Schematic Cross Section of Fazenda Mine (CLX Deposit Area)

34000 N
33600 N
33200 N
32800 N
400 masl
CLX Reserve Pit
A
A'
Fazenda
Brasileiro
Unit
0 masl
Riacho do Incó
Unit
Legend
2021 gold domains
2024 Canto gold domains
2024 CLX gold domains
Reserve Pit $1500/oz Au
Resource Shell $1700/oz Au
Pre-mining topography
Drillholes
Canto
Unit
-400 masl
0 50 100 150 200
Meters
Underground workings not shown due to scale

Spatial Reference = Fazenda Mine Grid

Section 91675 East

Looking East

Mineral Reserves and Mineral Resources are reported in compliance with CIM Definition Standards (2014). Mineral Reserves are estimated using an average long-term gold price of $1,500/oz for open pits and $1,800/oz for underground. Open pit Mineral Resources are reported within a pit shell using $1,700/oz gold and a cut-off grade of 0.5 g/t gold. Underground Mineral Resources are reported within conceptual mining stopes based on $2,000/oz gold and a cut-off grade of 1.0 g/t gold. Mineral Resources are reported exclusive of Mineral Reserves. An updated National Instrument 43-101 compliant technical report for Fazenda will be filed within 45 days on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/EDGAR and on the Company's website at www.equinoxgold.com.

Qualified Persons

Doug Reddy, M.Sc., P.Geo., Equinox Gold's COO and Scott Heffernan, M.Sc., P.Geo., Equinox Gold's EVP Exploration, are qualified persons ("QP") under National Instrument 43-101, have reviewed and approved the scientific and technical information related to exploration and Mineral Resource matters contained in this news release.

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company operating entirely in the Americas, with seven operating gold mines and a clear path to achieve more than one million ounces of annual gold production from a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Equinox Gold Contacts

Greg Smith, Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Cautionary Notes and Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relates to, among other things: the mine life and exploration potential at Fazenda, the Company's expectations regarding exploration potential, production capabilities, growth potential and future financial or operating performance at all its operations; future financial or operating performance and anticipated improvements in recovery rates, mining rates and throughput. Forward-looking Information is generally identified by the use of the words like "believe", "will", "focus", "forward", "achieve", "strategy", "increase", "improve", "potential", "anticipate", "expect", "estimate", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct.

The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; the Company's ability to achieve its production, cost and development expectations for Greenstone; no unplanned delays or interruptions in scheduled production; ore grades and recoveries remain consistent with expectations; tonnage of ore to be mined and processed remains consistent with expectations; no labour-related disruptions; availability of funds for the Company's projects and future cash requirements; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the Company's ability to achieve anticipated social and economic benefits for its host communities; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws and other regulatory requirements; the Company's ability to achieve its objectives related to environmental performance; ; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone and its community partners at Los Filos. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information contained in this news release.

The Company cautions that Forward-looking Information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and conditions; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, fires, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company's production and cost estimates; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated February 21, 2024 for the year ended December 31, 2023, and in the section titled "Risks Related to the Business" in the Company's most recently filed Annual Information Form which are both available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Forward-looking Information is designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this news release, was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.